Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	12 Months Ended June 30,	12 Months Ended December 31,
	2003	2002	2001	2000	1999 (b)	1998 (b)
Fixed charges, as defined:
Interest on long-term debt	$207	$209	$220	$223	$205	$188
Interest on short-term debt and other interest	3	3	4	16	12	14
Amortization of debt discount, expense and premium - net	8	7	6	4	3	2
Interest on capital lease obligations
Charged to expense				4	9	8
Capitalized					1	2
Estimated interest component of operating rentals	7	7	8	14	19	18
Preferred securities distributions of subsidiaries on a pre-tax basis	3	13	23	23	23	23

Total fixed charges	$228	$239	$261	$284	$272	$255

Earnings, as defined:
Net income (a)	$56	$39	$114	$250	$444	$361
Preferred security dividend requirements	7	16	26	26	37	48

	63	55	140	276	481	409
Add:
Income taxes	31	18	65	171	151	273
Amortization of capitalized interest on capital leases				2	2	2
Total fixed charges as above (excluding capitalized interest, capitalized interest on capital lease obligations and preferred stock dividends of subsidiaries on a pre-tax basis)	220	225	238	257	243	222

Total earnings	$314	$298	$443	$706	$877	$906

Ratio of earnings to fixed charges	1.4	1.2	1.7	2.5	3.2	3.6

(a)	Net income excludes extraordinary items and the cumulative effect of a change in accounting principle.
(b)

Due to the corporate realignment on July 1, 2000, data in 2000 and subsequent years are not comparable to prior years. See Note 19 in PPL Electric's Form 10-K for the year ended December 31, 2002 for additional information.